UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            DIAMETRICS MEDICAL, INC.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   252532 10 6
                                  ------------
                                 (CUSIP Number)


                                May 28, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund, L.P.                          EIN:03-0021366
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,925,392
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,925,392
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,925,392
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.24%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 3 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund III, L.P.                     EIN: 32-0056070
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,942,057
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,942,057
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,942,057
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.30%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Focus Fund, L.P.                           EIN:  45-0495231
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 2,066,672
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             2,066,672
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,066,672
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.78%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 5 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,614,368
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,614,368
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,614,368
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.24%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 6 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Advisory Group, LLC                          EIN: 300021359
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,080,652, some of which are held by Mercator
                             Momentum Fund, Mercator Momentum Fund III and
                             Mercator Focus Fund (together, the "Funds"), some
                             of which are owned by Monarch Pointe Fund, Ltd.
                             ("MPF"), and some of which are owned by Mercator
                             Advisory Group, LLC ("MAG").  MAG is the general
                             partner of the Funds.
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             3,080,652, some of which are held by the Funds, some by MPF and some by MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,080,652
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 7 of 14 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            David F. Firestone
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,080,652, all of which are held by the Funds, MPF
                             and MAG. David F. Firestone is Managing Member of
                             MAG.
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             3,080,652, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,080,652
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

     This statement is hereby amended and restated in its entirety as follows:

Item 1.  Issuer.

     (a) The name of the issuer is Diametrics Medical, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is 2658 Patton Road, Roseville, MN 55113.

Item 2.  Reporting Person and Security.

     (a) Mercator Momentum Fund, L.P. ("Momentum Fund"), Mercator Momentum Fund III, L.P. ("Momentum Fund III") and Mercator Focus Fund ("Focus Fund," and, with Momentum Fund and Momentum Fund III, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

     (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

     (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

     (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

     (e) The CUSIP number is 252532 10 6.

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ]   An   investment    adviser   in   accordance   with   Section
240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee  benefit  plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F).


                               Page 8 of 14 Pages

     (g) [ ] A parent  holding  company or  control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4.  Ownership.

     The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds each own shares of Common Stock, and the Funds and MPF each own and shares of the Issuer's preferred stock which is convertible into Common Stock. The documentation governing the terms of the warrants and the preferred stock contains provisions prohibiting any exercise of the warrants or conversion of preferred stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these clauses, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

     As of May 28, 2004, the Funds, MPF and MAG owned the following securities of the Issuer:

     Momentum Fund owned 311,024 shares of Common Stock, 492 shares of the Issuer's Series E Preferred Stock ("Series E Stock"), 3,500 shares of the Issuer's Series F Stock ("Series F Stock"), 3,333 shares of the Issuer's Series G Preferred Stock ("Series G Stock") and warrants to purchase up to 3,801,422 additional shares of Common Stock.

     Momentum Fund III owned 327,689 shares of Common Stock, 508 shares of Series E Stock, 6,500 shares of Series F Stock, 3,333 shares of Series G Stock and warrants to purchase up to 5,943,126 additional shares of Common Stock.

     Focus Fund owned 827,571 shares of Common Stock, 1,500 shares of Series E Stock and warrants to purchase up to 810,530 additional shares of Common Stock.

     MPF owned 3,334 shares of Series G Stock and warrants to purchase up to 1,643,736 shares of Common Stock.

     MAG owned warrants to purchase up to 4,073,500 shares of Common Stock.

     David F. Firestone owned no securities of the Issuer directly.

     The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Focus Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Focus Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David
F. Firestone.


                               Page 9 of 14 Pages

     Assuming that the Issuer had 29,222,193 shares of Common Stock outstanding as of May 28, 2004, which is the number reported by the Issuer as outstanding as of April 30, 2004 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                   Shares Owned      Percentage
                                   ------------      ----------
           Momentum Fund             1,925,392         6.24%

           Momentum Fund III         1,942,057         6.30%

           Focus Fund                2,066,672         6.78%

           MPF                       1,614,368         5.24%

           MAG                       3,080,652         9.99%

           David F. Firestone        3,080,652         9.99%


The percentage of the outstanding Common Stock held by Focus Fund set forth above and on the cover pages to this report was prepared, using a conversion price of $0.35 with respect to the Series E Stock. The conversion prices of the preferred stock were not relevant to the other calculations as a result of the 9.99% limit on beneficial ownership.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

     Not Applicable.

                              Page 10 of 14 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












                              Page 11 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 7, 2004                     MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: June 7, 2004                     MERCATOR MOMENTUM FUND III, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: June 7, 2004                     MERCATOR FOCUS FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: June 7, 2004                     MONARCH POINTE FUND, LTD.


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, President


Date: June 7, 2004                    MERCATOR ADVISORY GROUP, LLC



                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: June 7, 2004                     /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone


                              Page 12 of 14 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

















































                              Page 13 of 14 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the amendment to Schedule 13G, dated January 22, 2004, containing the information required by Schedule 13G, for shares of the common stock of Diametrics Medical, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.


Dated:  June 7, 2004


MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR FOCUS FUND, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MONARCH POINTE FUND, LTD.


By: /s/ David F. Firestone
    ____________________________________
    David F. Firestone, President


MERCATOR ADVISORY GROUP, LLC


By:  /s/ David F. Firestone
     -----------------------------------
     David F. Firestone, Managing Member


/s/ David F. Firestone
--------------------------------------
David F. Firestone


                              Page 14 of 14 Pages